UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 28, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY PHAKISA MINE

Johannesburg, Thursday, 28 January 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that an employee succumbed to his injuries this morning, following a winch-related incident that occurred on 22 January 2021, at its Phakisa mine, in Welkom in the Free State Province.

Organised labour and relevant authorities were informed following the incident. An investigation into the incident is underway.

Harmony will support the family with the bereavement process and counselling.

Harmony’s chief executive officer, Peter Steenkamp, has extended his deepest condolences, and those of the Company, to the family, colleagues and friends of the deceased.

“We are deeply saddened by this incident. We are once again reminded that - despite the various safety initiatives that have been embedded throughout the Company - we need to do even more to ensure that our work areas are safe. It is for that reason that a safety day has been declared throughout Harmony, aimed at reinforcing Harmony’s safety standards and safe behaviour”, Steenkamp said.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

28 January 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 28, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director